March 31, 2025

Baris Oran
Chief Financial Officer
GXO Logistics, Inc.
Two American Lane
Greenwich, Connecticut 06831

       Re: GXO Logistics, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed February 18, 2025
           File No. 001-40470
Dear Baris Oran:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Karlis Kirsis